FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of May 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Notice of early redemption of bonds convertible and/or exchangeable for new or existing CGG shares (OCEANEs) due 1 January 2016

Paris, 20 May 2014 – CGG has decided to exercise its early redemption option of all the currently outstanding bonds convertible and/or exchangeable for new or existing CGG shares (OCEANEs) due 1 January 2016 (ISIN code FR0010998005) (the “OCEANEs”), in accordance with the provisions of paragraph 4.1.8.1.3 (2) of the prospectus approved by the Autorité des marchés financiers on 19 January 2011 under visa no. 11-017 (the « Terms and Conditions »). As of 5 May 2014, 239,659 OCEANEs were outstanding.

The early redemption will occur on 19 June 2014 at a price of €27.80 per OCEANE plus accrued interest as from 1st January 2014 equal to €0.225256, i.e., a total amount of €28.025256 per OCEANE.

Interest will cease to accrue from 19 June 2014.

Until the seventh calendar day included preceding the early redemption date, i.e., 10 June 2014, holders of OCEANEs will have the ability to exercise their option to receive ONE CGG share (ISIN code FR0000120164) for EACH OCEANE.

The requests for the exercise of the conversion/exercise right shall be received by BNP Paribas Securities Services, in its capacity as centralizing agent, at the latest on 10 June 2014.

OCEANEs which are not presented for conversion on 10 June 2014 will be redeemed for cash on 19 June 2014.

CGG
Group Communications :	Investor Relations :

Christophe Barnini Tél. : +33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Catherine Leveau Tél. : +33 1 64 47 34 89 E-Mail: invrelparis@cgg.com

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 20th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP